UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Bovie Medical Corp. (f/k/a An-Con Genetics, Inc.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

032347 20 5

(CUSIP Number)

David J. Pierce
ACMI Corporation
136 Turnpike Road
Southborough, MA 01772
Tel:  508-804-2600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:
James S. Rowe, Esq.
Kirkland & Ellis LLP
200 E. Randolph Drive
Chicago, Illinois 60601
Tel:  (312) 861-2000

02/2000 (1)

(Date of Event which Requires Filing of this Statement)

(1)  The shares covered by this Schedule 13D were originally acquired by ACMI Corporation in February 2000, but ownership over such shares had been in dispute until May 21, 2004.  See Item 3 of this Schedule 13D for further information.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032347 20 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ACMI Corporation (f/k/a Circon Corporation, “ACMI”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,000,000 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,000,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) American Cystoscope Makers, Inc. (f/k/a Circon Holdings Corporation, “Holdings”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,000,000 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,000,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fox Paine Capital Fund, L.P. (“FPCF”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,000,000 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,000,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fox Paine & Company, LLC (“Fox Paine”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,000,000 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,000,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fox Paine Capital, LLC (“FPC”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,000,000 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,000,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the common stock, par value $.001 per share (the “Common Stock”), of Bovie Medical Corp., a Delaware Corporation (f/k/a An-Con Genetics, Inc., the “Issuer”).  The name and address of the principal executive offices of the Issuer are 734 Walt Whitman Road, Melville, New York 11747.

Item 2.	Identity and Background

This statement is filed on behalf of (1) ACMI, (2) Holdings, (3) FPCF, which holds approximately 73% of the issued and outstanding shares of Holdings, (4) FPC, which is the general partner of FPCF, and (5) Fox Paine, which is the manager of FPCF.

ACMI, Holdings, FPCF, FPC, and Fox Paine each is referred to as a “Reporting Person” and collectively are referred to as the “Reporting Persons.”  The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1.1 (which is hereby incorporated by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons may be deemed to be a group for purposes of Section 13(d)-3 of the Exchange Act, and expressly disclaim that they have agreed to act as a group other than as described in this statement.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

The principal business of ACMI is manufacturing medical devices and its principal business offices are located at 136 Turnpike Road, Southborough, MA 01772.

Holdings was formed on June 10, 1999 for the purpose of engaging in the acquisition of ACMI pursuant to the terms of the Agreement and Plan of Merger, dated as of June 13, 1999, between Holdings and Maxxim Medical, Inc. (n/k/a Medical Wind Down Holdings I, Inc., “Maxxim”), and its principal executive offices are located at136 Turnpike Road, Southborough, MA 01772. FPCF is an investment fund that invests equity capital in management-led acquisitions and company expansion plans and restructurings. The principal business of FPC is serving as the general partner of FPCF and related investment funds. The principal business of Fox Paine is managing FPCF and related investment funds. Saul A. Fox and W. Dexter Paine III are the sole members of FPC and the managing members of Fox Paine. FPC and Fox Paine each has a management committee, which makes decisions regarding disposing and voting the Bovie Shares. The principal executive offices of each of FPCF, FPC, and Fox Paine are located at 950 Tower Lane, Foster City, CA 94404.

Schedule I, which is incorporated herein by reference, sets forth, with respect to each person that is an executive officer, director, or managing member of each Reporting Person, such person’s name, business address, and principal employment, the name and address of any business, corporation, or other organization in which such employment is conducted and such person’s citizenship.

During the last five years, neither the Reporting Persons, nor, to the best of each Reporting Person’s knowledge, any person named on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which, as a result of such proceeding, such Reporting Person or such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In February 2000, ACMI paid Maxxim approximately $2.7 million to purchase certain assets from Maxxim, including 3,000,000 shares of the Common Stock of the Issuer (the “Bovie Shares”). The source of the funds to purchase these assets was cash generated from ACMI’s existing operations. The purpose of the acquisition was to distribute a portion of Maxxim’s assets to ACMI after ACMI ceased to be a subsidiary of Maxxim. The Bovie Shares, however, continued to be in the possession of Maxxim and public filings continued to reflect Maxxim as the owner of the Bovie Shares due to a dispute over the ownership of the Bovie Shares between ACMI and Maxxim and a number of its affiliates (Maxxim and its such affiliates are hereinafter referred to as “MMI”). This dispute was resolved on May 21, 2004 pursuant to the Plan (as defined below) and the Letter Agreement, dated as of May 19, 2004, by and between ACMI and Medical Wind Down Holdings I, Inc., et al. (the “Letter Agreement”), in connection with voluntary petitions filed by MMI on February 11, 2003 for relief under chapter 11 of title 11 of the United States Code with the Bankruptcy Court in the District of Delaware. Under the Plan and the Letter Agreement, ACMI is deemed the owner of the Bovie Shares. The Plan also contains provisions, among other things, requiring that (i) ACMI use reasonable effort to sell the Bovie Shares in an expeditious manner and (ii) certain proceeds of sales of the Bovie Shares by ACMI be paid to, and that certain Bovie Shares that are not sold be delivered to, JG Solutions LLC, as the Plan Administrator. The “Plan” whenever it is used herein means the First Amended Chapter 11 Plan for Medical Wind Down Holdings I, Inc., et al. (f/k/a Maxxim Medical Group, Inc., et al.) as Modified, confirmed on May 17, 2004 and declared effective on May 21, 2004. The preceding summary of terms of the Plan and the Letter Agreement is qualified in its entirety by reference to the detailed provisions of the Plan and the Letter Agreement, respectively, and copies of which are attached as Exhibit 1.2 and Exhibit 1.3, respectively, and incorporated herein by reference.

As the subsequent holder of the Bovie Shares, ACMI is entitled to all right, title, and interest of Maxxim in, to, and under the Registration Rights Agreement, dated as of May 8, 1998, by and between the Issuer and Maxxim (the “Registration Rights Agreement”), and is bound by obligations of Maxxim under, and by all terms and conditions of, the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, ACMI may at any time request, subject to certain limitations, up to two “demand” registrations, and is also entitled to customary “piggy back” registration rights. ACMI has generally agreed to bear all registration expenses in connection with the exercise of its registration rights. The preceding summary of terms of the Registration Rights Agreement is qualified in its entirety by reference to the detailed provisions of the Registration Rights Agreement, a copy of which is attached as Exhibit 1.4 and incorporated herein by reference.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction

Depending on various factors including, without limitation, the Issuer’s business, financial condition and prospects, the price levels of the Issuer’s Common Stock, conditions in the securities markets and general economic and industry conditions, requirements under the Plan, and other opportunities available to the Reporting Persons, the Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:
(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;
(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.
The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
(a)

As of the date hereof, each Reporting Person may be deemed the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 3,000,000 shares, or approximately 22%, of the Common Stock of the Issuer, based on the number of shares of the Common Stock of the Issuer outstanding as of March 31, 2004. This number is comprised of 3,000,000 shares of the Common Stock of the Issuer that are directly held by ACMI.

(b)

Each Reporting Person may be deemed to have shared power to vote or direct the vote of 3,000,000 shares, or approximately 22%, of the Common Stock of the Issuer, based on the number of shares of the Common Stock of the Issuer outstanding as of March 31, 2004. This number is comprised of 3,000,000 shares of the Common Stock of the Issuer that are directly held by ACMI.

Each Reporting Person may be deemed to have shared power to dispose or direct the disposition of 3,000,000 shares, or approximately 22%, of the Common Stock of the Issuer, based on the number of shares of the Common Stock of the Issuer outstanding as of March 31, 2004. This number is comprised of 3,000,000 shares of the Common Stock of the Issuer that are directly held by ACMI.

(c)	There have been no other transactions in the securities of the Issuer effected by any Reporting Person in the last 60 days.
(d)

Except as stated within this Item 5, to the knowledge of each Reporting Person, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Bovie Shares reported by this statement.

(e)	Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1.1	Joint Filing Agreement, dated as of July 22, 2004, by and among the Reporting Persons.

Exhibit 1.2	First Amended Chapter 11 Plan for Medical Wind Down Holdings I, Inc., et al. (f/k/n Maxxim Medical Group, Inc., et al.) as Modified, confirmed on May 17, 2004 and declared effective on May 21, 2004.

Exhibit 1.3	Letter Agreement, dated May 19, 2004, by and between ACMI and Medical Wind Down Holdings I, Inc., et al. (f/k/n Maxxim Medical Group, Inc., et al.).

Exhibit 1.4

Registration Rights Agreement, dated May 8, 1998, by and between the Issuer and Maxxim (Exhibit 1.2 of Maxxim’s Schedule 13D report filed with the Securities and Exchange Commission on October 6, 1998 is incorporated herein by reference).

Schedule I

Each of the individuals below is a citizen of the United States of America.  For each person whose employment is with the Reporting Persons, the principal business of their employer and their business address is described under Item 2 above.

Name

Principal Occupation or Employment; Principal Business of Employer; and Business Address

Herald Chen	Director of Holdings

John M. Cribari

President, Chief Operating Officer, and Director of ACMI and President and Director of Holdings

Saul A. Fox	Chairman of the Board of Director of Holdings and a member of FPC and a managing member of Fox Paine

Dr. Stuart Holden	Physician 8631 W. Third Street, Suite 1001 East Los Angeles, CA 90048

Ron I. Honig

Secretary and Corporate Counsel of ACMI and Secretary of Holdings.

James Lind	Director of Holdings

Michael McDonough	Director of Holdings

Jay Moorin	Partner, ProQuest Investments, an investment fund 600 Alexander Park, Suite 204 Princeton, NJ 08540

W. Dexter Paine III	Director of Holdings and a member of FPC and a managing member of Fox Paine

David J. Pierce

Vice President Finance, Treasurer, and Director of ACMI and Vice President and Treasurer of Holdings.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 22, 2004	ACMI CORPORATION

	By:	/s/ David J. Pierce
Name: David J. Pierce
Its: Vice President Finance and Treasurer

Date: July 22, 2004	AMERICAN CYSTOSCOPE MAKERS, INC.

	By:	/s/ David J. Pierce
Name: David J. Pierce
Its: Vice President Finance and Treasurer

Date: July 22, 2004	FOX PAINE CAPITAL FUND, L.P.

By: Fox Paine Capital, LLC
Its: General Partner

By: Fox Paine & Company, LLC
Its: Manager

	By:	/s/ Saul A. Fox
Name: Saul A. Fox
Its: Member

Date: July 22, 2004	FOX PAINE & COMPANY, LLC

	By:	/s/ Saul A. Fox
Name: Saul A. Fox
Its: Member

Date: July 22, 2004	FOX PAINE CAPITAL, LLC

	By:	/s/ Saul A. Fox
Name: Saul A. Fox
Its: Member